Exhibit 99.171

A copy of this amended and restated preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the final short form base shelf prospectus is obtained from the securities regulatory authorities.

This amended and restated preliminary short form prospectus is a base shelf prospectus. This amended and restated preliminary short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in respect of any sales pursuant to an "at-the-market" distribution as contemplated by National Instrument 44-102 – Shelf Distributions.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated preliminary short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered under this amended and restated preliminary short form prospectus may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws, or pursuant to exemptions from, or in transactions not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. See “Plan of Distribution”.

Information contained herein is subject to completion or amendment. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this amended and restated preliminary short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms Ltd. at 18 King St. E, Suite 902, Toronto, ON M5C 1C4 (Telephone 647 259-1790), and are also available electronically at www.sedar.com.

AMENDED AND RESTATED PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS,

AMENDING AND RESTATED THE PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

DATED MARCH 12, 2021

New Issue	June 11, 2021

BITFARMS LTD.

US$500,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

Share Purchase Contracts

This amended and restated preliminary short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period commencing March 12, 2021, that this prospectus, including any amendments hereto, remains effective, of the securities of Bitfarms Ltd. (the “Company”, “Bitfarms”, “we” or “our”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$500,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company (“Common Shares”) are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “BITF” as well as on the OTC under “BFARF”. On June 11, 2021, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was C$4.91.

Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of the Company’s securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Company’s securities described herein may have tax consequences in both Canada and/or the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the applicable Prospectus Supplement. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will, except in respect of any sales pursuant to an "at-the-market" distribution as contemplated by National Instrument 44-102 – Shelf Distributions (“NI 44-102”), be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company’s securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be an “at-the-market” distributions as contemplated by 44-102 and as permitted by applicable law, including sales made directly on the TSXV or other existing trading markets for the Securities, and as set forth in a prospectus supplement for such purpose. See “PLAN OF DISTRIBUTION”.

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Company’s securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “RISK FACTORS”.

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. One of the Company’s subsidiaries, namely Bitfarms Ltd. (Israel), is incorporated under the laws of Israel and some of the Company’s directors, namely: Emiliano Joel Grodzki, Nicolas Bonta, and Andres Finkielsztain reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts that may be named in a registration statement on Form F-10 (the “Registration Statement”) to be filed by the Company with the SEC (as defined below) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The Company’s registered office is located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
DOCUMENTS INCORPORATED BY REFERENCE	8
THE COMPANY	11
PROMOTERS	14
RISK FACTORS	15
USE OF PROCEEDS	20
CONSOLIDATED CAPITALIZATION	21
PRIOR SALES	22
TRADING PRICE AND VOLUME	22
EARNINGS COVERAGE	22
DESCRIPTION OF SHARE CAPITAL	22
DESCRIPTION OF DEBT SECURITIES	23
DESCRIPTION OF WARRANTS	27
DESCRIPTION OF UNITS	30
DESCRIPTION OF SUBSCRIPTION RECEIPTS	30
DESCRIPTION OF SHARE PURCHASE CONTRACTS	32
PLAN OF DISTRIBUTION	33
CERTAIN INCOME TAX CONSIDERATIONS	34
LEGAL MATTERS	34
AUDITORS, TRANSFER AGENT AND REGISTRAR	34
AGENT FOR SERVICE OF PROCESS	35
EXEMPTIONS UNDER SECURITIES LAWS	35
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	35
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE PROMOTERS	C-2

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of certain US dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Bitfarms” or the “Company”, refer to Bitfarms Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute “forward-looking information” under Canadian Securities Laws and “forward-looking statements” under U.S. securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which Bitfarms and its subsidiaries mine, hold and trade;

●	the Company’s intended use of net proceeds from the sale of its securities;

●	the number of securities the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to debt securities being secured;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

●	changes to governmental laws and regulations; and

●	effects of the novel coronavirus (“COVID-19”) outbreak as a global pandemic.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com). Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably generate cryptocurrencies;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	economic dependence on regulated terms of service and electricity rates;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of cryptocurrency mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	The Company’s limited operating history.

●	Future capital needs and uncertainty of additional financing.

●	Share price fluctuations.

●	The need for the Company to manage its planned growth and expansion.

●	Cybersecurity threats and hacking.

●	Possibility of cessation of monetization of cryptocurrencies.

●	Limited history of de-centralized financial system.

●	Technological obsolescence and difficulty in obtaining hardware.

●	Price volatility of cryptocurrencies.

●	The Bitcoin Halving Events.

●	Cryptocurrency network difficulty and impact of increased global computing power.

●	Economic dependence on regulated terms of service and electricity rates risks.

●	Future profits/losses and production revenues/expenses.

●	Cryptocurrency exchanges are new and mostly unregulated.

●	Discretion regarding by the Company of available funds.

●	Political and regulatory risk.

●	Permits and licenses.

●	Server failures.

●	Global financial conditions.

●	Tax consequences.

●	Environmental regulations.

●	Environmental liability.

●	Erroneous transactions and human error.

●	The continued development of existing and planned facilities.

●	Risks of non-availability of insurance.

●	Competition.

●	Reliance on key personnel.

●	Credit risk.

●	Uncertainty of widespread use of cryptocurrency.

●	Interest rate risk.

●	Fluctuations in currency exchange rates.

●	Controlling shareholder risk.

●	COVID-19 pandemic risk.

●	Forward looking statements.

●	Discretion over use of proceeds.

●	Absence of a public market for certain of the securities.

●	Unsecured debt securities.

●	Effect of changes in interest rates on debt securities.

●	Effect of fluctuations in foreign currency markets on debt securities.

●	Trading price of Common Shares and volatility.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus and in the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the headings “Financial Instruments and Risks” and “Other Risks” and in the 2020 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this amended and restated preliminary short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms at 18 King St. E, Suite 902, Toronto, ON M5C 1C4 (Telephone 647 259-1790) Attn: Chief Financial Officer or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this amended and restated preliminary short form base shelf prospectus:

●	the Company’s annual management’s discussion and analysis for the year ended December 31, 2019 and 2018, dated as at April 29, 2020 and filed on April 29, 2020 (the “2019 MD&A”);

●	the Company’s annual information form for the year ended December 31, 2020, dated as at April 7, 2021 and filed on April 7, 2021 (the “2020 AIF”);

●	the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 the notes thereto and the independent auditors’ reports thereon, filed on April 13, 2021 (the “2020 Annual Financial Statements”);

●	the Company’s annual management’s discussion and analysis for the year ended December 31, 2020, dated as at March 24, 2021 and filed on March 25, 2021 (the “2020 MD&A”);

●	the information circular dated January 2, 2020 with respect to a special meeting of Shareholders held on February 4, 2020, filed on January 13, 2020;

●	the material change report dated January 4, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 7, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 11, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 14, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 14, 2021 relating to the resignation of Mathieu Vachon as Chief Information Officer and a Director of the Company;

●	the material change report dated February 4, 2021 relating to the corporate update of the Company's computing power expansion and other activity;

●	the material change report dated February 8, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$40,000,000;

●	the material change report dated February 10, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$40,000,000;

●	the material change report dated February 18, 2021 relating to the installation of cryptocurrency mining equipment;

●	the material change report dated February 23, 2021 relating to the update of the Company's operating hash rate and full repayment of term loan;

●	the material change report dated March 2, 2021 relating to the purchase of cryptocurrency mining equipment;

●	the material change report dated March 12, 2021 relating to the entering into a marketing and consulting agreement with CORE IR;

●	the material change report dated March 24, 2021 relating to the entering into of a hosting agreement with Blockware Solutions LLC and Blockware Mining LLC in the United States;

●	the material change report dated March 25, 2021 relating to the filing of the 2020 Annual Financial Statements;

●	the material change report dated April 1, 2021 relating to the appointment of Mr. Darcy Donelle as Vice President of Corporate Development and the grant of stock options;

●	the material change report dated April 16, 2021 relating to the acquisition of equipment, its cryptocurrency inventory, and the application to list the Company’s common shares on the Nasdaq Stock Market;

●	the material change report dated April 19, 2021 relating to the Company’s expansion project in South America;

●	the material change report dated April 23, 2021 relating to the Company’s acquisition of 2,465 Whatsminer M30S Bitcoin mining machines through its strategic partnership with Foundry Digital LLC;

●	the material change report dated April 26, 2021 relating to the Company’s update of its expansion plans in the Province of Quebec;

●	the material change report dated May 6, 2021 relating to the purchase of 6,600 S19j Pro Antminers;

●	the material change report dated May 7, 2021 relating to the approval of the Company’s application to list the Common Shares on the Nasdaq Global Market®;

●	the material change report dated May 12, 2021 relating to the Company’s strategic relationship with MicroBT, one of the leading manufacturers of Bitcoin mining equipment in the world;

●	the material change report dated May 17, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$75,000,000;

●	the material change report dated May 20, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$75,000,000;

●	the Company’s management’s discussion and analysis for the three months ended March 31, 2021 and filed on May 26, 2021;

●	he Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2021 and filed on May 26, 2021;

●	the material change report dated May 26, 2021 relating to the Company’s report on the results of its first quarter of the 2021 financial year;

●	the material change report dated May 28, 2021 relating to the announcement of the Company’s mining and deposit into custody of its 1000th Bitcoin;

●	the material change report dated June 3, 2021 relating to the appointment of Jeffrey Lucas as Chief Financial Officer, effective as of June 14, 2021, and the promotion of certain members of management of the Company and the grant of options to purchase Common Shares;

●	the information circular dated April 28, 2021 with respect to an annual general and special meeting of Shareholders to be held on June 25, 2021, filed on June 4, 2021;

●	the material change report dated June 9, 2021 relating to the receipt and deployment of the previously announced 1,500 M31S+ Miners and the approval of the listing of the Common Shares on the Nasdaq Global Market® listing;

●	the material change report dated June 10, 2021 relating to an update to the Company’s Bitcoin production.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this amended and restated preliminary short form base shelf prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon the Company’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the Company’s securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of the securities hereunder. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular of the Company, if prepared in connection with solely an annual general meeting of the Company, shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three Months ended March 31, 2021	Three Months ended March 31, 2020	Year ended December 31, 2020	Year ended December 31, 2019
		(expressed in Canadian dollars)
High	1.2828	1.4496	1.4496	1.3600
Low	1.2455	1.2970	1.2718	1.2988
Average	1.2660	1.3449	1.3415	1.3269
Closing	1.2575	1.4187	1.2732	1.2988

On June 11, 2021, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.2148.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) the consent of Kost Forer Gabby & Kasierer; (3) the consent of PricewaterhouseCoopers LLP; (4) powers of attorney from certain of the Corporation’s directors and officers; and (5) the form of indenture relating to the debt securities.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act on October 11, 2018.

The Company has its registered and head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4.

The Company’s Common Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “BITF” as well as on the OTC under “BFARF”.

Subsidiaries

The table below lists the principal subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Bitfarms Ltd.	Israel	Holding company
Backbone Hosting Solutions Inc.	Canada	Computer equipment
9159-9290 Québec Inc. (operating under the name “Volta Électronique Inc.”)	Quebec	Provides professional electrical services to Backbone Hosting Solutions Inc. and outside customers

Summary Description of the Business

The Company’s primary business is the mining of cryptocurrency coins and tokens. Backbone Hosting Solutions Inc. (“Backbone”) owns and operates server farms, comprised of computers (each herein referred to as, a “Miner”) primarily configured for the purpose of validating transactions on cryptocurrency network blockchains, and predominately the Bitcoin network blockchain. Backbone’s server farms currently mine Bitcoin and in the past have also mined Litecoin, Bitcoin Cash, Dash and Ethereum. Income is earned from the transaction fees it receives in return for securing and processing transactions during all hours of the day (herein referred to as, “Mining”), and the cryptocurrencies rewarded for validating a “block” of transactions. Backbone exchanges cryptocurrencies mined into U.S. dollars, as needed, through reputable cryptocurrency trading platforms. In the description of the business of the Company in this amended and restated preliminary short form base shelf prospectus:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or 'blocks', are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

“Hashrate” shall refer to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency;

“Mining Pool” shall refer to a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block; and

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone and 9159-9290 Quebec Inc. (Volta Electrique, “Volta”). Backbone owns and operates server farms, comprised of Miners designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”).

The Company operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Volta assists the Company in building and maintaining its server farms, while also providing electrician services to both commercial and residential customers in Québec.

The Company’s operating and maintenance expenses are comprised of electricity to power its computing equipment as well as cooling and lighting and other aspects of operating computer equipment. Other site expenses include leasing costs for the facilities, personnel salaries, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

The Company’s facilities are strategically located in geographical locations where electricity costs are low due to an abundance of green energy such as hydro power.

Operations

The estimated working capital of the Company as at May 31, 2021 is approximately $70 million. The Company raised capital in the first quarter of 2021 through private placement financing and the exercise of outstanding warrants. The increase in the Company’s working capital through 2021 is also attributable to a significant increase in the price of Bitcoin. As of the date hereof, the Company holds over 1,100 Bitcoins.

The Company anticipates that it will be able to continue its operations for the foreseeable future given that it is has proven to be a profitable business. The Company anticipates that additional funding will be required for the Company’s expansion plans.

As of the date of this prospectus, the Company has raised approximately C$155 million in the 2021 financial year through private placements as well as approximately $40 million from the exercise of warrants. In addition, the Company may be able to raise an additional approximately $97 million from the exercise of outstanding warrants to purchase Common Shares. In addition to the foregoing and the proceeds of any financing pursuant to this prospectus, the Company intends to finance its business objectives in part from cash generated from operations and in part from equipment finance debt facilities from existing and new lenders to the Company.

More detailed information regarding the business of the Company as well as its mining operations can be found in the 2020 AIF under the heading “DESCRIPTION OF THE BUSINESS – Description of the Business”, the 2020 MD&A and the Interim MD&A, all of which are incorporated by reference herein.

Custody of Crypto Assets

Backbone’s crypto assets, currently Bitcoin, is mined to multi-signature wallets that Backbone controls. Backbone transfers Bitcoin from its multi-signature wallets to external third-party custodians on a regular basis, specifically Gemini Trust Company, LLC (“Gemini Custody”) and Coinbase Custody Trust Company, LLC (“Coinbase Custody”, and together with Gemini Custody, the “Custodians”). Both Gemini Custody and Coinbase Custody are US based fiduciary and qualified custodians under New York Banking Law and are licensed by the State of New York to custody digital assets. Currently, both of the Custodians provide only custodial services to Backbone and do not use sub-custodians at this time. Gemini Trust Company, LLC is a New York State-chartered limited purpose trust company that is authorized under Article III § 96 of the New York Banking Law to provide certain custodial services, and it is a “Qualified Custodian” as defined by the New York Codes, Rules and Regulations Title 23, Part 200.2(n). Coinbase Custody is a fiduciary § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

In early January 2021, the Company implemented a pilot Bitcoin retention program, pursuant to which the Company has added over 1,100 Bitcoin to its balance sheet as of the date hereof. See the 2020 AIF under the heading “Risk Factors – Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies”. As of the date of this Prospectus, the Company currently holds 100% of its cryptocurrency holdings in custody.

Gemini Custody maintains an insurance policy of $200 million for its cold storage. Gemini Custody recently announced in excess of $20 billion in cryptocurrencies under custody. As a result, if Gemini Custody were to experience a loss of cryptocurrency assets in excess of $200 million, it is likely that a significant portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. Coinbase Custody maintains an insurance policy of $255 million for hot, warm and cold storage and recently announced in excess of $90 billion in assets on their platform, of which more than 50% are under custody. As a result, if Coinbase Custody were to experience a loss of cryptocurrency assets in excess of $255 million, it is likely that a significant portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. The Company is unaware of any security breaches that have occurred involving Gemini Custody or Coinbase Custody which have resulted in crypto assets being lost or stolen. Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft. See “RISK FACTORS”.

Update to Cowansville Facility

The expansion of the Company’s facility located in Cowansville, Quebec (the “Cowansville Facility”) began in February 2021, with the placing of orders for transformers, racking and other building related materials/items and remains on schedule. As of the date hereof, the Company has spent approximately $650,000 on the expansion and intends to spend the remaining planned amount of $2,5000,000 on further expansion work.

The Company anticipates completing the remaining work in the second and third quarter of the 2021 financial year, in time to accommodate miners which are expected to arrive in July 2021. The total cost of the infrastructure buildout, excluding miners, is estimated at between $3,000,000 and $3,5000,000. The Cowansville Facility is expected to operate approximately 17 MW of mining hardware with similar operating margins as the Company’s other facilities.

PROMOTERS

The following table sets forth the Promoters of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Bitfarms Canada Shares	11,820,772	7.40%
Nicolas Bonta(2)	Bitfarms Canada Shares	11,210,706	7.02%
Total		23,031,478	14.42%

Notes:

(1)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Grodzki holds 154,900 options to purchase Bitfarms Canada Shares at a price of CAD$1.76 per Bitfarms Canada Share.
(2)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Bonta holds 154,900 options to purchase Bitfarms Canada Shares at a price of CAD$1.76 per Bitfarms Canada Share.
(3)	A total of 159,752,683 Bitfarms Canada Shares are issued and outstanding.

Certain Promoters have entered into certain non-arm’s length transactions with Backbone. See the 2020 AIF under the heading “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS - Transactions with Related Parties”.

No Promoter was within the 10 years before the date of this Prospectus a director, CEO, or CFO of a person or company that was subject to an order while or after that Promoter was acting in that capacity.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s 2020 AIF and the 2020 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company's business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Risks Related to the Business of the Company

Bitfarms Canada’s Cryptocurrency Inventory may be exposed to Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also lost or stolen, resulting in irreversible losses of cryptocurrencies.

In addition, the Company uses third party custodians for its cryptocurrency assets. In the event of theft or a cybersecurity attack on its custodians in respect of which the custodians’ insurance is insufficient to satisfy all of its creditors, the Company may not be able to recover part or all of the cryptocurrency under the custody of such custodians, which in each case could result in a material adverse effect on the Company. See “THE COMPANY – Custody of Crypto Assets”.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

In early January 2021, the Company announced that it had implemented a pilot program pursuant to which the Company would begin retaining some of the Bitcoin it mines. As of the date of this prospectus the Company had retained approximately 1,100 Bitcoin. While the Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft, ceasing immediate monetization of cryptocurrencies or to monetizing cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining the Company’s operations. the Company’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified.

Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

Volatility may have an impact on the value of the Company's inventory of currencies. The Company will act to reduce this risk by managing working capital through combining sales of cryptographic currencies and converting part of the balance of the excess profits into U.S. dollars, Canadian dollars, and/or other investment assets, and a number of cryptocurrencies that will ensure coverage of current operating expenses (Opex) and capital expenditures (Capex) in order to hedge the risk of volatility with regard to the Company’s expenses.

Bitcoin Halving Events

In May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners has been reduced to approximately 900 per day, excluding transaction fees.

The Bitcoin Halving had a significant impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown.

Management believes that revenue per Terahash will continue to normalize to levels that would allow miners with competitive electricity pricing, sufficient scale of efficient mining operations, recent generation mining hardware and access to capital to remain profitable. If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern. The next Bitcoin Halving is expected to occur on or around May 2024.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Presently, the Company conducts mining in the Province of Québec. As a result of operations in a single jurisdiction, the Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime in the Province of Québec are described in the 2020 AIF under the heading “DESCRIPTION OF BUSINESS –Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie”. These risks may be summarized as follows:

●	Currently, the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog (as those terms are defined in the 2020 AIF). The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

●	The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie (as that term is defined in the 2020 AIF). Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

Phase 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on the Company’s pre-existing operations and secures existing rates until the completion of Phase 3.

Phase 2: On April 29, 2019, the Régie rendered its decision on Phase 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec's proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms (as that term is defined in the 2020 AIF)), it will be required to participate to the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities (as that term is defined in the 2020 AIF) and Additional Server Farms will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at our pre-existing operations at the Current Facilities and Additional Server Farms. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.3%.

Phase 3: On January 28, 2021, the Régie rendered its decision on Phase 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as the Company, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

(c)	load shedding for 300 hours represents only 3.4% of the 8760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that the Company’s operations will continue on a non-firm service basis for at least 300 hours per year. The Company has undertaken a challenge to the Phase 3 decision through an administrative review process.

●	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks (as that term is defined in the 2020 AIF) may offer a discretionary Preferential Rate (as that term is defined in the 2020 AIF) to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that the Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, its operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing mining facilities will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the existing mining facilities and any other mining facilities the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

The amount and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and other factors, many of which are beyond the Company’s control. The Company’s management tested and studied the cryptocurrency marketplace before developing its financial projections. The Company’s forecasts and plans are built upon data available on the profitability of cryptocurrency, a new and unstable field. Despite the Company’s confidence in achieving its projections, it may fail to meet the objectives and milestones set forth in this Prospectus. See “ USE OF PROCEEDS – Business Objectives and Milestones”.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past several years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Risks Related to the Offering of Securities

Discretion over use of proceeds.

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a public market for certain of the securities.

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured debt securities.

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company’s results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indenture governing the Company’s debt securities is not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See “DESCRIPTION OF DEBT SECURITIES”.

Effect of changes in interest rates on debt securities.

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of fluctuations in foreign currency markets on debt securities.

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Trading price of Common Shares and volatility.

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company’s shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Forward looking statements.

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate purposes, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

During the 2020 financial year, the Company had positive annual cash flow from operations. However, the Company expects cash flow from operations to potentially be unstable due to the volatile nature of the cryptocurrency markets. The Company’s cash flow from operations may be affected in the future by the investment it is making to continue to develop its products and services. In the event that Company experiences negative operating cash flow, among other things (i) the Company may reduce expenses, or (ii) the Company may sell some of its assets to generate sufficient cash to meet its and the Company’s obligations as they come due.

As of May 31, 2021 the Company has cash and cryptocurrency on hand of approximately USD$86 million. The Company’s capital expenditure plans over the next 24 months are anticipated to be approximately USD$450 million to USD$500 million. The majority of the proceeds raised under this prospectus to satisfy the Company’s commitments in connection with its orders for 48,000 new machines as well as infrastructure buildout and working capital. See “CONSOLIDATED CAPITALIZATION”.

In addition, the operations of the Company may be adversely impacted by COVID-19 and the Company may exercise its discretion in the use of proceeds. In particular, COVID-19 has reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company’s technical personnel and access to the Company’s data centres. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by COVID-19. As of the date hereof, the Company’s operations have not been materially effected and the Company has not experienced any unreasonable delays in procuring or deploying mining equipment. See “Risk Factors – Risks Related to the Offering of Securities – Discretion over use of proceeds.”

Business Objectives and Milestones

The Company’s business objectives are to increase shareholder value and continue its operations as one of the largest publicly traded cryptocurrency mining and data centre companies in the world. Specifically, the Company intends to expand its operations through the purchase of newer generations of cryptocurrency mining equipment and in greater quantities, while simultaneously scaling up the capacity of its existing facilities and exploring the establishment of new facilities. Due to the nature of the Company’s operations, management of the Company believes that it can scale up its operations in response to the financing it is able to generate.

The following are the milestones set out by the Company as of the date hereof:

●	Obtain the Company’s target of having 3.0 Exahash of computing power by the end of 2021;

●	Obtain the Company’s target of having 8.0 Exahash of computing power by the end of 2022, for an aggregate increase of computing power of approximately 6.5 Exahash. At the prevailing cost of computing power, the Company anticipates that it may cost from $450 million to $500 million to increase its computing power by 6.5 Exahash. These figures may change based on prevailing Bitcoin price and network difficulty;

●	Complete the buildout of an additional 78 MW of electrical infrastructure in Quebec in the second half of 2021 at an estimated cost of approximately $15,000,000;

●	Maintain the Company’s Bitcoin retention program to grow the quantity of Bitcoin maintained on the Company’s balance sheet;

●	Perform studies in the first half of 2021 to explore the costs and feasibility of exploiting the 210 MW non-binding memorandum of understanding entered into with a South American energy producer at $0.022/KwH; and

●	Engage with the Quebec government as well as other government and private sector energy suppliers to locate a site capable of housing a 50MW or larger mining facility.

CONSOLIDATED CAPITALIZATION

Subsequent to the date of the 2020 Annual Financial Statements, the Company has entered into four private placements for total gross proceeds of $155,000,000 CAD in exchange for the issuance of 40,187,121 Common Shares and 36,649,385 warrants to purchase Common Shares. Further details to these transactions can be found in the material change reports dated January 7, 2021, January 14, 2021, February 10, 2021 and May 20, 2021 as well as the Company’s 2020 AIF incorporated by reference. In addition, in January 2021 Dominion Capital exercised their option to convert $5,000,000 of debt into 8,474,576 Common Shares. The Company has used the proceeds from these financings to: (i) acquire equipment, including 10,300 miners in the first quarter of 2021 with deliveries scheduled in 2021 in addition to the placement of orders and deposits for an additional 48,000 miners; and (ii) retire the Company’s term loan indebtedness to Dominion Capital. All warrants issued to Dominion Capital have been exercised.

There have been no material changes to the Company’s consolidated capitalization since the date of the 2020 Annual Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference. The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement.

PRIOR SALES

Information in respect of the Company’s Common Shares that we issued within the previous twelve month period, including Common Shares that we issued upon the exercise of stock options of the Company (“Options”) will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “BITF”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this prospectus. The Common Shares are also listed and posted for trading on the OTC Bulletin Board under the symbol “BFARF.”

EARNINGS COVERAGE

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Overview

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 159,752,683 Common Shares and no preferred shares issued and outstanding.

As of the date of this Prospectus, there were: (i) 6,933,372 Common Shares issuable upon the exercise of outstanding stock options of the Company (“Options”) at a weighted average exercise price of C$1.43 and (ii) 25,636,685 Common Shares reserved for issuance on exercise of 25,636,685 issued and outstanding Common Share purchase warrants of the Company with a weighted average exercise price of USD$3.80, for a total of 32,570,057 Common Shares on a fully-diluted basis.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote).

Each Common Share carries the right to one vote. Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to share equally.

Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares.

Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s articles and in the Canada Business Corporations Act.

Preferred Shares

Preferred shares of the Company do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this Prospectus, no preferred shares were issued and outstanding.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms “Company” and “Bitfarms” refer only to Bitfarms Ltd. without any of its subsidiaries.

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus. Convertible debt securities offered under this prospectus may only be convertible into other securities of the Company.

The Company will deliver, along with this prospectus, an undertaking to the securities regulatory authority in each province and territory of Canada that the Company will, if any debt securities are distributed under this prospectus and for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1.

Any prospectus supplement offering guaranteed debt securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of NI 41-101.

The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedar.com.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

●	the designation, aggregate principal amount and authorized denominations of such debt securities;

●	the percentage of principal amount at which the debt securities will be issued;

●	whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;

●	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

●	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

●	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

●	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;

●	whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

●	whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;

●	the denominations in which the Company will issue any registered and unregistered debt securities;

●	the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;

●	whether payments on the debt securities will be payable with reference to any index or formula;

●	if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

●	whether the debt securities will be issued as global securities (defined below) and, if so, the identity of the depositary (defined below) for the global securities;

●	whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;

●	the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;

●	any events of default or covenants applicable to the debt securities;

●	any terms under which debt securities may be defeased, whether at or prior to maturity;

●	whether the holders of any series of debt securities have special rights if specified events occur;

●	any mandatory or optional redemption or sinking fund or analogous provisions;

●	the terms, if any, for any conversion or exchange of the debt securities for any other securities of the Company;

●	if applicable, any transfer restrictions in respect of Disqualified Holders or otherwise;

●	rights, if any, on a change of control;

●	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

●	the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued; whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

●	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as Depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR at www.sedar.com.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of equity warrants;

●	the price at which the equity warrants will be offered;

●	the currency or currencies in which the equity warrants will be offered;

●	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

●	whether we will issue fractional shares;

●	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

●	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

●	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

●	whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the equity warrants;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

●	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of debt warrants;

●	the price at which the debt warrants will be offered;

●	the currency or currencies in which the debt warrants will be offered;

●	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

●	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

●	the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

●	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of debt warrants that may be exercised at any one time;

●	whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the debt warrants;

●	whether we have applied to list the debt warrants or the underlying debt securities on an exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and

●	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

Bitfarms may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

●	the designation and aggregate number of units being offered;

●	the price at which the units will be offered;

●	the designation, number and terms of the securities comprising the units and any agreement governing the units;

●	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

●	whether we will apply to list the units or any of the individual securities comprising the units on any exchange;

●	material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

●	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

●	the designation and aggregate number of subscription receipts being offered;

●	the price at which the subscription receipts will be offered;

●	the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

●	the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;

●	the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

●	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;

●	the identity of the Escrow Agent;

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

●	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

●	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of Bitfarms to purchase the subscription receipts in the open market by private agreement or otherwise;

●	whether we will issue the subscription receipts as Global Securities and, if so, the identity of the Depositary for the Global Securities;

●	whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Bitfarms securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

●	whether we will apply to list the subscription receipts on any exchange;

●	material Canadian federal income tax consequences of owning the subscription receipts; and

●	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipts upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, Shareholders. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us a specified number of Common Shares, as applicable, at a future date or dates.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Bitfarms. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iii) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (iv) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (v) the date or dates on which the sale or purchase must be made, if any; (vi) whether the share purchase contracts will be issued in fully registered or global form; (vii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (vii) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute share purchase contracts that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the share purchase contracts to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the share purchase contracts will be distributed.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

PLAN OF DISTRIBUTION

The Company may sell the securities of the Company offered by this prospectus (collectively, the “Securities”), separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV or other existing trading markets for the Common Shares. Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying prospectus supplement. The volume and timing of any “at-the-market distributions” will be determined at the Company’s sole discretion.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an “at-the-market distribution”, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an “at-the-market distribution” including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The Securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or pursuant to exemptions from, or in transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of the Securities within the United States or to U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act. Each prospectus supplement with respect to the Company’s securities being offered will set forth the terms of the offering, including:

●	the person offering the securities;

●	the name or names of any underwriters, dealers or other placement agents;

●	the number and the purchase price of, and form of consideration for, our securities;

●	any proceeds to the Company from such sale; and

●	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Company’s securities offered thereunder. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to the Company’s securities offered by this prospectus will be passed upon on the Company’s behalf by Peterson McVicar LLP, with respect to matters of Canadian law. Certain legal matters relating to United States law related to the Company’s securities offered by this prospectus will be passed upon on behalf of the Company by Katten Muchin Rosenman LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.]

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP (“PWC”) at its offices located at PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5. PWC was appointed as auditor of the Company on June 18, 2020. PWC audited the financial statements of the Company for the twelve months ended December 31, 2020 and has prepared the Independent Auditors Report in respect of such financial statements, incorporated by reference herein.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, located at 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel, is the former auditor of the Company and has prepared the Independent Auditors Report and audited the financial statements of the Company for the twelve months ended December 31, 2019 incorporated by reference herein.

The transfer agent and registrar of the Company is TSX Trust Company at its offices located at 100 Adelaide St W #301, Toronto, ON M5H 1S3.

AGENTS FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors of the Company reside outside of Canada. Emiliano Joel Grodzki, Nicolas Bonta, and Andres Finkielsztain have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki	Bitfarms Ltd. 18 King St. E, Suite 902 Toronto, ON M5C 1C4
Nicolas Bonta
Andres Finkielsztain

The Company will file with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company will appoint CT Corporation System, with an address at 111 Eighth Avenue, New York, NY 10011 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated January 25, 2021, the Company was granted relief from the requirement that this Prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this Prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of securities under an at-the-market distribution by Bitfarms do not have the right to withdraw from an agreement to purchase the securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation.

Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of securities distributed under an at-the-market distribution by Bitfarms may have against Bitfarms or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

In an offering of warrants, or other convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the prospectus or a prospectus supplement (or any amendment thereto) is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Original purchasers of warrants, or other convertible securities, will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant or the convertible security, as applicable, the total of the amount paid on original purchase of the warrant or the convertible security, as applicable and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

CERTIFICATE OF THE COMPANY

Dated: June 11, 2021

This amended and restated preliminary short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) “Emiliano Joel Grodzki”	(Signed) “Mauro Ferrara”
Emiliano Joel Grodzki Chief Executive Officer	Mauro Ferrara Interim Chief Financial Officer

On Behalf of the Board of Directors

(Signed) “Nicolas Bonta”	(Signed) “Brian Howlett”
Nicolas Bonta Director	Brian Howlett Lead Director

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CERTIFICATE OF THE PROMOTERS

Dated: June 11, 2021

This amended and restated preliminary short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) “Emiliano Joel Grodzki”	(Signed) “Nicolas Bonta”
Emiliano Joel Grodzki	Nicolas Bonta

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